

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2014

<u>Via E-mail</u>
Jonathan Bush
Chief Executive Officer, President, and Chairman
athenahealth, Inc.
311 Arsenal Street
Watertown, MA 02472

    Re: athenahealth, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2013
           Filed February 7, 2014
           Definitive Proxy Statement
           Filed April 30, 2014
           File No. 001-33689

Dear Mr. Bush:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Mara L. Ransom

                       Mara Ransom
                       Assistant Director